UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Subject Company)

Blue Apron Holdings, Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 309

(CUSIP Number of Class of Securities)

Linda Findley
President and Chief Executive Officer
Blue Apron Holdings, Inc.
28 Liberty Street
New York, NY 10005
(347) 719-4312

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher D. Barnstable-Brown, Esq. Mark Nylen, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 (212) 230-8800	Meredith L. Deutsch General Counsel and Corporate Secretary Blue Apron Holdings, Inc. 28 Liberty Street New York, NY 10005 (347) 719-4312

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2023 (as it may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Basil Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Group, Inc., a Delaware corporation (“Parent” or “Wonder”), to acquire all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $13.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, each as may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Purchaser with the SEC on October 13, 2023.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(J)	Email re: Information about Participating in Wonder Tender Offer Through E*Trade, sent to employees who received email from E*Trade on October 31, 2023, dated November 3, 2023

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2023	Blue Apron Holdings, Inc.

	By:	/s/ Linda Findley
Name: Linda Findley
Title: President and Chief Executive Officer